UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST ANNOUNCES LEADERSHIP TRANSITION; NAMES MR. PHAM NHAT QUAN ANH AS CHAIRMAN

May 25, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced a leadership transition within its Board of Directors, effective May 23, 2026.

The Board of Directors has appointed Mr. Pham Nhat Quan Anh as Chairman of the Board of the Company, succeeding Ms. Le Thi Thu Thuy, who will cease to serve as Chairwoman and as a member of the Board. The transition is intended to support the Company’s global expansion requirements in its next phase of development and to further strengthen the foundation for sustainable growth.

Mr. Pham Nhat Quan Anh currently serves as Vice Chairman and Standing Deputy General Director at VinFast Trading and Production JSC. Since joining VinFast in February 2019, he has held several senior leadership positions across vehicle development, manufacturing, sales and after-sales services, including Deputy General Director of Global Sales, Marketing and Aftersales, and Director of the Planning, Program Coordination and Quality Inspection Division, prior to his current positions. In these roles, he has been instrumental in supporting VinFast’s rapid development and expansion from its initial localization phase in Vietnam to its global strategy.

Prior to joining VinFast, Mr. Anh served as Deputy General Director and Deputy Chief Operating Officer of Vinpearl Joint Stock Company from 2017 to 2019, where he gained extensive experience in operational management and strategic planning across the hospitality and services industries. Mr. Anh holds a Bachelor’s degree in business management from Singapore Management University.

Mr. Pham Nhat Quan Anh commented: “I am honored to assume the role of Chairman of the Board of VinFast. VinFast has built a strong foundation over the past several years, and we remain focused on executing the Company’s long-term strategic priorities, advancing innovation, and continuing to strengthen our global operations and customer experience. I look forward to working closely with the leadership team as VinFast enters its next stage of growth”.

The Company would like to express its sincere appreciation for Ms. Thuy’s significant contributions and leadership throughout VinFast’s development and global expansion. Ms. Thuy will continue to serve as Vice Chairwoman of Vingroup, the Company’s major shareholder, where she will focus on broader strategic priorities across the Vingroup ecosystem.

Following this transition, the Company’s Board of Directors consists of six members, including two independent directors. In addition, Mr. Pham Nhat Quan Anh and Ms. Nguyen Thi Lan Anh have been appointed to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee now consists of Mr. Pham Nhat Quan Anh, Mr. Pham Nhat Vuong, Ms. Nguyen Thi Lan Anh and Ms. Nguyen Thi Van Trinh, with Mr. Pham Nhat Quan Anh serving as Chair of the Committee.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: May 26, 2026	By:	/s/ Nguyen Thi Van Trinh
		Name:	Nguyen Thi Van Trinh
		Title:	Director

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